FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

April 26, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is April 26, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer has commenced a drilling program at its Incahuasi property in northwestern Argentina.  Recently received trenching results from the property include 33.5 metres at 3.35 g/t gold within which 14 metres grades 6.9 g/t gold.

Item 5.	Full Description of Material Change

The Issuer reports that a 2,750 metre, fourteen borehole, diamond drilling program has commenced on its 100% owned Incahuasi Sediment Hosted Vein (SHV) Gold property, Catamarca Province, NW Argentina.  Recent trenching at the Western Vein Group, located 200 metres west of the former Incahuasi mine, cut 33.5 metres at 3.35 g/t gold within which 14 metres grades 6.9 g/t gold.  An additional nine trenches along strike and to the north of the mine returned geochemically anomalous values ranging from below detection limit to 5.22 g/t gold and averaged 0.28 g/t gold.

Incahuasi Drill Program

The diamond drill program is designed to test the Incahuasi property for its potential to host a significant gold deposit and will focus on the down dip extension of the high grade mine workings and the northern extension of the former mine workings as well as an initial test of the Western Vein Group (Figure 1).

Figure 1:  Location of proposed Incahuasi boreholes.

Examination of all available historic grade control data indicates that gold grade increases at depth from an average ‘run-of-mine’ of approximately 10 g/t gold in Levels I to III to 10 to 20 g/t gold in Level IV, and, finally, to +20 g/t gold in Levels V & VI.  Based on a structural section reconstruction, the principal mined fault zone is interpreted to extend an additional 600 – 800 metres down-dip and represents a highly attractive target.

The principal mined fault zone has a recognized surficial and sub-surface strike length of approximately 850 metres and has a true thickness varying from 10-30 metres and averaging approximately 13 metres wide.  It was mined from surface to 130 metres depth when mining apparently ceased in ore grade material due to flooding on Levels V and VI.  Quartz vein density through the accessible, upper-portions of the main fault zone is typically 5-10%, but locally reaches 30-50% over intervals up to 10 metres wide.

The property has been historically mined since pre-Hispanic times, followed by the Jesuits until 1777.  In 1810 Isasmendi de Salta formed a mining company and continued to develop the gold bearing quartz vein system.  It is estimated that approximately 60,000 tons of ore was extracted before water was encountered at a depth of approximately 50 metres.  The last company actively mining at the Incahuasi was La Nueva Compania Minera Incahuasi from 1936-1954.  According to published reports, this company mined the main shear zone and had a 40 t/d mill installed processing an average grade of 14.21 g/t gold with bonanza grades of up to 300 g/t gold present.  Sampling of surficial dumps and outcropping mineralization by the Issuer has confirmed these values (see the Issuer’s May 17, 2006 news release for details).

Geologically, the former gold mine is characterized by multiple generations of gold-bearing quartz veins.  Detailed mapping indicates that the exposed gold system measures approximately 1.5 kilometres by 4 kilometres, with the most intensely altered zone centered over the main deposit area, which remains open to both the north and south.  This zone is characterized by a sericite-pyrite-iron carbonate assemblage associated with intense gold bearing quartz veining over a 340 metre by 1,200 metre area within a faulted and sheared anticline.  Furthermore, the San Antonito gold prospect (values up to 60 g/t gold over 2 metres) is located 16 kilometres south and along strike from Incahuasi, illustrating the prospective nature of the gold-bearing regional structure.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, the Issuer’s Vice President-Business Development and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The work program at Incahuasi was designed and is supervised by Michael Henrichsen, P.Geo., the Issuer’s Project Manager, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Western Vein Group results are reported using a 0.1 g/t cut-off and 3 meters internal dilution.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration programs and the results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Incahuasi project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital or to be fully able to implement its business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Business Development

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

April 27, 2007